Exhibit 7.2

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

(727) 471-0444 Telephone

(727) 471-0447 Facsimile

Reply to:

cjb@huntlawgrp.com

November 14, 2006

Via Facsimile (813) 754-2383

Mr. Doug Schaedler,

Chief Operating Officer

UTEK Corporation

2109 East Palm Avenue

Tampa, Florida 33605

Via Facsimile (727) 526-2990

Mr. Benjamin C. Croxton,

Chief Executive Officer

World Energy Solutions, Inc.

3900 31st Street North

St. Petersburg, Florida 33714

Re:	Amendment to PATI Acquisition Agreement

Dear Messrs. Schaedler and Croxton:

This letter will confirm the parties’ agreement and intention to amend Section 1.02(a) of the Agreement and Plan of Acquisition (“Agreement”) executed by UTEK Corporation and World Energy Solutions, Inc. The amendment to Section 1.02(a) will be incorporated into an Amended and Restated Agreement and Plan of Acquisition that will be circulated for the parties’ review and consideration within the next couple of days. Specifically, Section 1.02(a) will be amended in the following regard:

•	The reference to “unrestricted” common stock will be changed to “restricted” common stock; and

•

The number of shares of restricted common stock to be received by UTEK upon its conversion of the Class A Convertible Preferred Stock shall be based upon the previous ten (10) day average closing bid price on the date of conversion, except that any conversion shall be calculated upon a common stock share price of at least ten (10) cents ($.10) per share.

Mr. Doug Schaedler

Mr. Ben Croxton

Re: PATI Agreement

November 14, 2006

The expressed intention of the parties is to achieve the conversion at the ten-day average closing bid price provided that such price is not below ten cents per share on the date of conversion. In the event the average closing bid price is below ten cents per share on the date of conversion, the number of common shares to be received will be based upon the minimum price of ten cents per share. Based upon a ten cent per share price, the maximum number of restricted common shares that would be the subject of conversion is 40,500,000. If this letter accurately reflects the intention and agreement of the parties, please execute it in the space provided below and return to my office by facsimile at your earliest convenience.

Thank you for your kind attention to this matter. We look forward to receiving your executed facsimile copies of this letter as soon as possible.

Sincerely,

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

Clifford J. Hunt, Esquire

ACCEPTED AND AGREED BY:

UTEK Corporation

/s/ Doug Schaedler	Date:	November 14, 2006
Doug Schaedler, Chief Operating Officer

WORLD ENERGY SOLUTIONS, INC.

/s/ Benjamin C. Croxton	Date:	November 14, 2006
Benjamin C. Croxton, Chief Executive Officer